                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-2755

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


                             GTE HOURLY SAVINGS PLAN


                                 GTE CORPORATION

                              1255 CORPORATE DRIVE

                               IRVING, TEXAS 75038

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
GTE Hourly Savings Plan:


     We have audited the accompanying statements of net assets available for plan benefits of the GTE Hourly Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements, and the fund information referred to below, are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                               ARTHUR ANDERSEN LLP

Dallas, Texas
June 18, 1999

                             GTE HOURLY SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1998
                             (thousands of dollars)


                                                Investments in          Employee         Employer
                                                 Master Trust          Receivables      Receivable       Total Assets
                                                --------------         -----------      ----------       ------------
PARTICIPANT DIRECTED FIDELITY FUNDS:

Equity-Income Fund                              $       72,574         $       246      $       --       $     72,820
Overseas Fund                                           19,274                  83              --             19,357
U.S. Equity Index Collective Trust Fund                112,689                 258              --            112,947
Retirement Government Money Market Portfolio            64,948                 387              --             65,335
Magellan Fund                                          143,099                 474              --            143,573
Conservative Strategy Portfolio                         98,988                 120              --             99,108
Conservative Growth Strategy Portfolio                  41,808                 119              --             41,927
Moderate Growth Strategy Portfolio                      69,489                 250              --             69,739
Long-Term Growth Strategy Portfolio                     55,493                 201              --             55,694
Aggressive Growth Strategy Portfolio                    13,309                 109              --             13,418

PARTICIPANT DIRECTED OTHER FUNDS:

MAS Fixed Income Portfolio                               3,215                  16              --              3,231
Morgan Stanley Inst. Equity Growth Portfolio            17,310                  84              --             17,394
Templeton Inst. Foreign Equity Fund                      3,939                  22              --              3,961
Templeton Inst. Emerging Markets Fund                    2,017                  15              --              2,032
Warburg Pincus Emerging Growth Fund                      4,550                  28              --              4,578
GTE Stock Portfolio                                    316,009                 613              --            316,622
PAYSOP Fund                                             13,506                  --              --             13,506

NONPARTICIPANT DIRECTED OTHER FUNDS:

GTE Stock Portfolio                                    395,791                  --          25,723            421,514
PAYSOP Fund                                            324,073                  --              --            324,073
Loan Fund                                               79,412                  --              --             79,412
                                                --------------         -----------      ----------       ------------
    Total                                       $    1,851,493         $     3,025      $   25,723       $  1,880,241
                                                ==============         ===========      ==========       ============

     The accompanying notes are an integral part of this financial statement

                             GTE HOURLY SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997
                             (thousands of dollars)


                                                  Investments in          Employee            Employer
                                                   Master Trust          Receivables          Receivable          Total Assets
                                                  --------------         -----------          ----------          ------------
PARTICIPANT DIRECTED FIDELITY FUNDS:

Equity-Income Fund                                   $    66,140          $      229          $       --          $     66,369
Overseas Fund                                             18,155                  89                  --                18,244
U.S. Equity Index Collective Trust Fund                   86,068                 209                  --                86,277
Retirement Government Money Market Portfolio              53,234                 356                  --                53,590
Magellan Fund                                            102,869                 402                  --               103,271
Conservative Strategy Portfolio                           99,636                 118                  --                99,754
Conservative Growth Strategy Portfolio                    36,561                 117                  --                36,678
Moderate Growth Strategy Portfolio                        57,675                 227                  --                57,902
Long-Term Growth Strategy Portfolio                       46,391                 190                  --                46,581
Aggressive Growth Strategy Portfolio                       9,478                  77                  --                 9,555

PARTICIPANT DIRECTED OTHER FUNDS:

MAS Fixed Income Portfolio                                 1,425                   6                  --                 1,431
Morgan Stanley Inst. Equity Growth Portfolio              11,018                  54                  --                11,072
Templeton Inst. Foreign Equity Fund                        3,561                  21                  --                 3,582
Templeton Inst. Emerging Markets Fund                      2,098                  16                  --                 2,114
Warburg Pincus Emerging Growth Fund                        3,486                  20                  --                 3,506
GTE Stock Portfolio                                      245,949                 562                  --               246,511
PAYSOP Fund                                               11,736                  --                  --                11,736

NONPARTICIPANT DIRECTED OTHER FUNDS:

GTE Stock Portfolio                                      307,202                  --              23,214               330,416
PAYSOP Fund                                              269,503                  --                  --               269,503
Loan Fund                                                 72,496                  --                  --                72,496
                                                  --------------         -----------          ----------          ------------
     Total                                           $ 1,504,681          $    2,693          $   23,214          $  1,530,588
                                                  ==============         ===========          ==========          ============

    The accompanying notes are an integral part of this financial statement.

                             GTE HOURLY SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)


                                                                         Participant Directed Fidelity Funds
                                                 ---------------------------------------------------------------------------------
                                                                                     U.S. Equity     Retirement
                                                                                       Index         Government
                                                 Equity-Income                       Collective     Money Market
                                                     Fund          Overseas Fund     Trust Fund       Portfolio      Magellan Fund
                                                 -------------     -------------     -----------    ------------     -------------
Interest and Dividends                           $       4,118     $         374     $        --    $      2,946     $       6,520

Net Investment Gain (Loss) (Note 2)                      3,976             1,863          24,774              --            28,718

Contributions (Note 3):
    Employee                                             6,379             2,244           6,350           9,662            11,626
    Employer                                                --                --              --              --                --

Transfers (To) From Other Plans (Note 6)                  (222)              (14)           (229)           (157)             (210)

Net Transfers Between Funds                             (2,505)           (2,073)          2,786           5,793             1,620

Participant Loans:
    Repayments                                           1,483               610           1,364           4,284             3,022
    Withdrawals                                         (1,490)             (528)         (1,882)         (3,219)           (3,069)

Withdrawals and Terminations                            (5,288)           (1,363)         (6,493)         (7,564)           (7,925)
                                                 -------------     -------------     -----------    ------------     -------------

INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING THE YEAR          6,451             1,113          26,670          11,745            40,302

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                       66,369            18,244          86,277          53,590           103,271
                                                 -------------     -------------     -----------    ------------     -------------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                      $      72,820     $      19,357     $   112,947      $   65,335     $     143,573
                                                 =============     =============     ===========    ============     =============


    The accompanying notes are an integral part of this financial statement.

                             GTE HOURLY SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)


                                                                         Participant Directed Fidelity Funds
                                                     -----------------------------------------------------------------------------
                                                                                       Moderate                         Aggressive
                                                     Conservative     Conservative      Growth           Long-Term       Growth
                                                       Strategy      Growth Strategy   Strategy       Growth Strategy   Strategy
                                                       Portfolio        Portfolio      Portfolio         Portfolio      Portfolio
                                                     ------------    ---------------   ---------      --------------    ----------
Interest and Dividends                               $         --    $            --   $     --        $           --    $      --

Net Investment Gain (Loss) (Note 2)                         6,326              4,403     10,147                 8,626        1,415

Contributions (Note 3):
    Employee                                                3,200              3,094      6,272                 5,155        2,608
    Employer                                                   --                 --         --                    --           --

Transfers (To) From Other Plans (Note 6)                     (103)                56         (4)                 (112)          49

Net Transfers Between Funds                                    66                720       (531)               (1,815)         143

Participant Loans:
    Repayments                                                990                847      1,389                 1,185          427
    Withdrawals                                            (1,566)              (794)    (1,338)               (1,203)        (353)

Withdrawals and Terminations                               (9,559)            (3,077)    (4,098)               (2,723)        (426)
                                                     ------------    ---------------   --------        --------------    ---------
INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING THE YEAR              (646)             5,249     11,837                 9,113        3,863

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                          99,754             36,678     57,902                46,581        9,555
                                                     ------------    ---------------   --------        --------------    ---------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                          $     99,108    $        41,927   $ 69,739        $       55,694    $  13,418
                                                     ============    ===============   ========        ==============    =========


    The accompanying notes are an integral part of this financial statement.

                             GTE HOURLY SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)


                                                                           Participant Directed Other Funds
                                                   --------------------------------------------------------------------------------
                                                   MAS Fixed    Morgan Stanley    Templeton Inst.  Templeton Inst.   Warburg Pincus
                                                     Income      Inst. Equity     Foreign Equity   Emerging Markets     Emerging
                                                   Portfolio   Growth Portfolio        Fund              Fund          Growth Fund
                                                   ---------   ----------------   --------------   ----------------  --------------
Interest and Dividends                              $    214           $    963         $    267           $     47        $     --

Net Investment Gain (Loss) (Note 2)                      (70)             1,368               39               (396)            263

Contributions (Note 3):
    Employee                                             253              2,029              556                380             663
    Employer                                              --                 --               --                 --              --

Transfers (To) From Other Plans (Note 6)                  11                (29)             (35)                 7              (5)

Net Transfers Between Funds                            1,694              2,999             (301)               (66)            316

Participant Loans:
    Repayments                                            44                378              121                 77             125
    Withdrawals                                          (24)              (360)             (75)               (46)            (89)

Withdrawals and Terminations                            (322)            (1,026)            (193)               (85)           (201)
                                                   ---------    ---------------   --------------   ----------------  --------------
INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING THE YEAR        1,800              6,322              379                (82)          1,072

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                      1,431             11,072            3,582              2,114           3,506
                                                   ---------    ---------------   --------------   ----------------  --------------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                         $  3,231           $ 17,394         $  3,961           $  2,032        $  4,578
                                                   =========    ===============   ==============   ================  ==============


    The accompanying notes are an integral part of this financial statement.

                             GTE HOURLY SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)


                                           Participant Directed                      Nonparticipant Directed
                                                Other Funds                                Other Funds
                                        ---------------------------  -----------------------------------------------------
                                        GTE Stock                    GTE Stock
                                        Portfolio     PAYSOP Fund    Portfolio     PAYSOP Fund    Loan Fund        Total
                                        ---------     -----------    ---------     -----------    ---------     ----------
Interest and Dividends                  $   8,417      $     351     $  10,541     $    8,423     $   5,919     $   49,100

Net Investment Gain (Loss) (Note 2)        76,926          2,888        82,836         74,091          --          328,193

Contributions (Note 3):
    Employee                               15,689           --            --             --            --           76,160
    Employer                                 --             --          25,749           --            --           25,749

Transfers (To) From Other Plans (Note 6)     (321)            (6)         (403)          (141)         (354)        (2,222)

Net Transfers Between Funds                (8,541)          (305)         --             --            --             --

Participant Loans:
    Repayments                              9,312           --          11,660           --         (37,318)          --
    Withdrawals                           (10,717)          --         (13,421)          --          40,174           --

Withdrawals and Terminations              (20,654)        (1,158)      (25,864)       (27,803)       (1,505)      (127,327)
                                        ---------      ---------     ---------      ---------     ---------     ----------
INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS
    DURING THE YEAR                        70,111          1,770        91,098         54,570         6,916        349,653

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR         246,511         11,736       330,416        269,503        72,496      1,530,588
                                        ---------      ---------     ---------      ---------     ---------     ----------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR             $ 316,622      $  13,506     $ 421,514      $ 324,073     $  79,412     $1,880,241
                                        =========      =========     =========      =========     =========     ==========


    The accompanying notes are an integral part of this financial statement.

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1) Description of the Plan:

Eligibility
-----------

     The GTE Corporation ("GTE") GTE Hourly Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

     The Plan is generally available to any eligible employee as defined by the plan document, of GTE or a Participating Affiliate, who either is in a unit covered by a collective bargaining agreement that provides for participation in the Plan, or is a nonunion hourly-paid employee that GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to co-sponsor under the Plan. To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

     An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices
------------------------------

     Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or a Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the contributions were made. Effective May 18, 1999 the vesting provision for the Plan changed. See Note 7 "GTE merger with Bell Atlantic Corporation" for details. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

     Each participant directs their contributions to be invested in one of the following current investment options: five Fidelity funds, five Fidelity strategy portfolios, five other funds and portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis. A description of the investment choices follows:

     a. Fidelity Equity-Income Fund - invests primarily in income-producing equity securities, with at least 65% of the funds total assets invested in these securities.

     b. Fidelity Overseas Fund - invests primarily in foreign securities whose principal activities are outside the United States and also invests in public and private bonds (both foreign and domestic), bank deposits and money market instruments denominated in United States dollars or foreign currencies.

                             GTE HOURLY SAVINGS PLAN

     c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard & Poor's 500 Composite Stock Price Index.

     d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the United States government or its agencies.

     e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of United States and foreign companies and in high yield securities, options and futures contracts related to securities in the portfolio.

     f. Fidelity Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

     g. Fidelity Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities including investment contracts and bonds, with the remaining 25% invested in a portfolio of United States equities.

     h. Fidelity Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of United States equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

     i. Fidelity Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of United States equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

     j. Fidelity Aggressive Growth Strategy Portfolio - invests 70% of its assets in equities of United States companies with capitalizations ranging from large to small. The remaining 30% is invested in companies in both developed and emerging markets.

     k. MAS Fixed Income Portfolio - invests in a variety of bonds including United States government or agency securities, corporate bonds, international bonds and mortgage securities.

     l. Morgan Stanley Institutional Equity Growth Portfolio - invests at least 65% of its assets in equity securities, including common and preferred stocks, convertible securities, and rights and warrants to purchase common stocks. Up to 25% of the funds assets may be invested in foreign securities.

     m. Templeton Institutional Foreign Equity Fund - invests at least 65% of its assets in foreign equity securities, which include common and preferred stock, securities convertible into common and preferred stock and warrants or rights to subscribe to or purchase such securities. Up to 35% may be invested in debt securities.

                             GTE HOURLY SAVINGS PLAN

     n. Templeton Institutional Emerging Markets Fund - invests at least 65% of its assets in emerging market equity securities. The fund considers countries having emerging markets to be all countries that are generally considered to be developing or emerging countries by the international financial community. Up to 35% of the funds assets may be invested in debt securities.

     o. Warburg Pincus Emerging Growth Fund - invests at least 65% of its assets in common stocks or warrants of emerging growth companies. Emerging growth companies are small or medium-sized companies that have passed their start-up phase and show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

     p. GTE Stock Portfolio - invests principally in GTE common stock, but may also invest a portion in short-term money market instruments.

     q. PAYSOP Fund - comprised of GTE common stock and a small amount of cash. The only participant directed funds are those which were contributed by participants between the years 1979 and 1982. All other contributions were made by GTE. Participants cannot borrow from this fund; however, its balance is used to determine a maximum loan amount available to participants.

     The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Accounts
--------------------

     Each participant's account is credited with the participant's contribution and allocations of (1) Company matching contributions, (2) rollover contributions and, (3) Plan income. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant Loans
-----------------

     A loan feature is available to participants, which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.

     Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from five to twenty years.

Master Trust
------------

     The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with the GTE Savings Plan ("Savings Plan") owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1998 and 1997, the Plan owned approximately 23% and 22% of the assets in the Master Trust, respectively. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 8).

                             GTE HOURLY SAVINGS PLAN

Trustee
-------

     Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts pro rata. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

Plan Modification
-----------------

     GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

     Effective January 1, 1997, participants may elect to have dividends on certain GTE common stock paid in cash rather than reinvested in the Plan. Also, GTE has enhanced the Plan to 16 investment choices from the 10 prior investment choices. The investment choices added are as follows: The Fidelity Aggressive Growth Strategy, MAS Fixed Income Portfolio, Morgan Stanley Institutional Equity Growth Portfolio, Templeton Institutional Foreign Equity Fund, Templeton Institutional Emerging Market Fund and Warburg Pincus Emerging Growth Fund.

(2)  Accounting Policies:

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain reclassifications have been made to prior-year data to conform to the current year presentation.

     Investments are stated at market value determined from publicly stated price information obtained from the New York Stock Exchange at or near the close of business. Investments are recorded on the trade date. Guaranteed investment contracts are stated at cost plus accrued interest or contract value. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year. For 1998, the GTE Stock Portfolio had a realized gain of $10.7 million and an unrealized gain of $149.1 million.

     Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in GTE shares for investments in the GTE Stock Portfolio, with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in GTE shares for investments in the GTE Stock Portfolio, with the balance of each installment in cash.

                             GTE HOURLY SAVINGS PLAN

(3)  Contributions:

     The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock ranging from 50% to 75%, depending on the collective bargaining agreement, of the initial 6% of the participants' contributions of eligible compensation each payroll period not withdrawn, or distributed during the Plan year. The company matching contributions are credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Effective May 18, 1999 the company matching provisions for the Plan changed. See
Note 7 "GTE merger with Bell Atlantic Corporation" for details. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions").

     Each participant's Elective Contributions for the 1998 Plan year was limited to $10,000. The total amount of Elective Contributions, After-Tax Contributions and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1998 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such GTE contributions were based was limited to $160,000.

     GTE matching contributions are made in GTE common stock and in general, participants cannot redirect these shares into other investment choices. For the 1998 Plan year, total company matching contributions of 386,444 shares of GTE common stock were made with a market value at date of contribution of $25.7 million.

(4)  Related Party Transactions:

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for investment management services amounted to $609,468 for the 1998 Plan year.

(5)  Tax Status:

     The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended, ("the Code") and consequently is exempt from income tax. Management has received a determination letter dated January 12, 1998, from the Internal Revenue Service to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k), and 501 of the Code.

(6)  Transfers (To) From Other Plans:

     In 1998, transfers out of the Plan consist primarily of assets of participants who became eligible to participate in the Savings Plan.

(7)  GTE Merger with Bell Atlantic Corporation:

     On July 27, 1998, GTE and Bell Atlantic entered into a merger agreement providing for a combination of the two companies. Under terms of the agreement, which was unanimously approved by the boards of directors of both companies, GTE shareholders will receive 1.22 shares of Bell Atlantic stock for each GTE share they own. The merger is subject to regulatory approvals.

     On May 18, 1999, GTE shareholders approved the merger. As a result of the affirmation, certain protective change in control provisions were triggered which will remain in effect for at least one year. These provisions include: 1) past and future company matching contributions become immediately vested as soon as they are posted to participants' accounts, 2) participants do not have to be employed on the last day of the Plan year to be eligible for the match, and 3) company matching contributions will be posted to participants' accounts on a monthly basis. They will be immediately available for withdrawals, loans, etc., in accordance with the Plan provisions. The Plan will continue in its current form for at least one year, however, company matching contributions after the merger is completed may be made in shares of the combined company stock.

                             GTE HOURLY SAVINGS PLAN

(8) GTE Master Savings Trust:

     The plans participating in the Master Trust include the GTE Savings Plan and the GTE Hourly Savings Plan.

     In the Master Trust, funds are invested in guaranteed income contracts which represented 65% of the conservative pool consisting of 65 investment contracts held with 23 insurance companies and financial institutions. Standard & Poor's as of December 31, 1998 and 1997 rated these insurance companies A and AA- or better, respectively. The contracts are included in the financial statements at contract value, approximately $630 million and $603 million, which approximates fair value, as reported by the insurance companies at December 31, 1998 and 1997, respectively.

     Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

     The investment contracts had average yields of 7.14% and 6.80% at December 31, 1998 and 1997, respectively. The crediting interest rate for the investment contracts had a range from 5.60% to 8.06% and 5.56% to 7.45% at December 31, 1998 and 1997 respectively. The investment contracts have scheduled maturities from April 15,1999 to November 3, 2003. No valuation reserve was recorded at December 31, 1998 and 1997 to adjust contract amounts.

     The following schedules reflect the Master Trust net investments by fund as of December 31, 1998 and 1997 and investment income for the year ended December 31, 1998:

                             GTE HOURLY SAVINGS PLAN

                                                             December 31,
                                                    ----------------------------
Investments in Master Trust:                            1998             1997
                                                    ------------     -----------
                                                          (thousands of dollars)
Fidelity funds:
---------------

Equity - Income Fund                                $    416,640     $   405,308

Overseas Fund                                            115,669         113,064

U.S. Equity Index Collective Trust Fund                  481,136         358,229

Retirement Government Money Market Portfolio             190,236         157,201

Magellan Fund                                            705,251         521,831

Conservative Strategy Portfolio                          435,108         427,254

Conservative Growth Strategy Portfolio                   280,303         260,408

Moderate Growth Strategy Portfolio                       476,466         417,013

Long-Term Growth Strategy Portfolio                      382,397         333,442

Aggressive Growth Strategy Portfolio                      72,144          58,325


Other funds:
------------

MAS Fixed Income Portfolio                                30,452          11,355

Morgan Stanley Inst. Equity Growth Portfolio              90,653          58,832

Templeton Inst. Foreign Equity Fund                       31,490          29,604

Templeton Inst. Emerging Markets Fund                      9,658          12,377

Warburg Pincus Emerging Growth Fund                       36,808          26,805

GTE Stock Portfolio                                    2,065,709       1,659,221

ESOP Shares Fund Allocated                               526,409         373,446

ESOP Shares Fund Unallocated                             877,872         761,520

PAYSOP Fund                                              658,335         557,894

Loan Fund                                                208,527         197,161
                                                    ------------     -----------
    Total                                           $  8,091,263     $ 6,740,290
                                                    ============     ===========

                             GTE HOURLY SAVINGS PLAN

                                                     Year Ended December 31, 1998
                                                    -------------------------------
                                                     Dividends       Net Investment
Investment Income in Master Trust:                   & Interest        Gain (Loss)
                                                    ------------     --------------
                                                          (thousands of dollars)
Fidelity funds:
---------------

Equity - Income Fund                                $     24,103     $       24,565

Overseas Fund                                              2,249             11,712

U.S. Equity Index Collective Trust Fund                       --            105,350

Retirement Government Money Market Portfolio               8,696                 --

Magellan Fund                                             32,337            143,311

Conservative Strategy Portfolio                               --             27,492

Conservative Growth Strategy Portfolio                        --             30,324

Moderate Growth Strategy Portfolio                            --             71,905

Long-Term Growth Strategy Portfolio                           --             61,059

Aggressive Growth Strategy Portfolio                          --              8,030


Other funds:
------------

MAS Fixed Income Portfolio                                 1,992               (699)

Morgan Stanley Inst. Equity Growth Portfolio               5,091              7,232

Templeton Inst. Foreign Equity Fund                        2,169                492

Templeton Inst. Emerging Markets Fund                        224             (2,260)

Warburg Pincus Emerging Growth Fund                           --              1,977

GTE Stock Portfolio                                       52,524            470,999

ESOP Shares Fund Allocated                                14,394            141,808

ESOP Shares Fund Unallocated                              25,876            176,902

PAYSOP Fund                                               16,789            151,424

Loan Fund                                                 15,724                 --
                                                    ------------     --------------
Total                                               $    202,168     $    1,431,623
                                                    ============     ==============

                             GTE HOURLY SAVINGS PLAN

(9)  Assets Held for Investment:

     As of December 31, 1998 and 1997, the net asset value of investments included in the financial statements consists of the following:


                                                                           December 31,
                                                                -----------------------------------
                                                                   1998                     1997
                                                                ----------               ----------

                                                      Net                       Net
                                                     Asset                     Asset
                                                     Value        Units        Value        Units
                                                    --------    ----------    -------    ----------
Fidelity funds:
---------------

Equity - Income Fund                                $  55.55     1,306,455    $ 52.41     1,261,967

Overseas Fund                                          35.98       535,684      32.54       557,921

U.S. Equity Index Collective Trust Fund                34.84     3,234,495      27.06     3,180,653

Retirement Government Money Market Portfolio            1.00    64,947,749       1.00    53,234,498

Magellan Fund                                         120.82     1,184,388      95.27     1,079,756

Conservative Strategy Portfolio                        14.82     6,680,419      13.88     7,178,463

Conservative Growth Strategy Portfolio                 18.27     2,288,324      16.33     2,238,834

Moderate Growth Strategy Portfolio                     22.24     3,124,509      18.92     3,048,329

Long-Term Growth Strategy Portfolio                    24.07     2,305,474      20.29     2,286,411

Aggressive Growth Strategy Portfolio                   13.53       983,684      11.91       795,694


Other funds:
------------

MAS Fixed Income Portfolio                             11.71       274,607      11.92       119,552

Morgan Stanley Inst. Equity Growth Portfolio           19.05       908,676      16.94       650,377

Templeton Inst. Foreign Equity Fund                    17.76       221,761      17.36       205,093

Templeton Inst. Emerging Markets Fund                   8.31       242,796      10.37       202,534

Warburg Pincus Emerging Growth Fund                    39.97       113,857      37.77        92,295

GTE Stock Portfolio                                    19.45    36,604,221      15.16    36,491,231

PAYSOP Fund                                            14.52    23,243,412      11.26    24,975,019

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                             GTE HOURLY SAVINGS PLAN
                                             -----------------------
                                                 (Name of Plan)



Date   June 25, 1999                         By        Paul R. Shuell
     -----------------                         ---------------------------------
                                                      (Paul R. Shuell)
                                                Vice President and Controller

                               INDEX TO EXHIBITS


NUMBER         DESCRIPTION
------         -----------

 23.1          Consent of Arthur Andersen